NORTHERN DYNASTY ANNOUNCES RESIGNATION OF DIRECTOR

February 21, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) (TSX: NDM; NYSE MKT: NAK) announces that Stephen Scott has resigned as a director of the Company. Mr. Scott was first appointed to the Board in 2007 in conjunction with an investment in shares of the Company made by an affiliate of Rio Tinto plc, which currently holds approximately 19.1% of Northern Dynasty's issued and outstanding shares.

Ronald W. Thiessen, President and CEO of Northern Dynasty said, “I would like to express our thanks to Steve for his excellent industry insights and other contributions to the Company and wish him all the best in his future endeavours.”

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO